UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City,

Fujian Province, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date: May 15, 2009	By	/s/ Frank Ngai Chi Chan
(Signature)*
Frank Ngai Chi Chan Principal Financial Officer and Principal Accounting Officer

*	Print the name and title under the signature of the signing officer.

FOR IMMEDIATE RELEASE

For further information, please contact:

US	Asia
Elizabeth Cheek	Hoi Ni Kong
Hill & Knowlton (New York)	Hill & Knowlton (Hong Kong)
Tel: (1) 212 885 0682	Tel: (852) 2894 6322
Email: elizabeth.cheek@hillandknowlton.com	Email: hoini.kong@hillandknowlton.com.hk

Gushan Environmental Energy Limited Announces

First Quarter 2009 Financial Results

New York, March 15, 2009 – Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU), a leading producer of biodiesel in China, today announced its unaudited consolidated financial results for the first quarter ended March 31, 2009.

Highlights for First Quarter 2009

•	Total revenues decreased by 18.1% year-to-year and 13.5% quarter-on-quarter to RMB272.7 million (US$39.9 million).

•	Gross profit decreased by 80.1% year-to-year and 57.8% quarter-on-quarter to RMB27.7 million (US$4.1 million).

•	Income from operations decreased by 98.6% year-to-year and 94.7% quarter-on-quarter to RMB1.7 million (US$0.2 million).

•	Net loss amounted to RMB2.3 million (US$0.3 million), compared to net income of RMB111.2 million for the first quarter of 2008 and net loss of RMB37.7 million for the fourth quarter of 2008.

•

Net income excluding share-based compensation (non-GAAP) amounted to RMB8.0 million (US$1.2 million), compared to a net income of RMB115.7 million for the first quarter of 2008 and a net loss of RMB27.0 million for the fourth quarter of 2008. (Note 1)

•	Sales volume of biodiesel increased by 22.3% year-to-year and 12.9% quarter-on-quarter to 63,290 tons.

•	Average selling price of biodiesel decreased by 27.4% year-to-year and 21.4% quarter-on-quarter to RMB4,003 (US$585.8) per ton.

•

Annual biodiesel production capacity increased by 100,000 tons (or approximately 30 million gallons) year-to-year and 50,000 tons (or approximately 15 million gallons) quarter-to-quarter to 340,000 tons.

•	Cash balance amounted to RMB837.4 million (US$122.6 million) with no bank borrowings as of March 31, 2009.

		Three Months Ended
(in US$ thousands, except per share data)		March 31, 2008	December 31, 2008	March 31, 2009
		(Note 2)	(Note 2)	(Note 2)
Revenues		48,713	46,120	39,916
Gross profit		20,355	9,629	4,060
Income from operations		17,924	4,676	248
Net income (loss)		16,270	(5,517)	(339)

Net income (loss) per ordinary share - Diluted		0.097	(0.033)	(0.002)
Net income (loss) per ADS - Diluted		0.194	(0.066)	(0.004)
Non-GAAP net income (loss) per ADS - Diluted (Note 1)		0.202	(0.047)	0.014

Gross profit margin (Note 3)		41.8%	20.9%	10.2%
Operating profit margin (Note 3)		36.8%	10.1%	0.6%
Net income (loss) margin (Note 3)		33.4%	(12.0)%	(0.9)%
Non-GAAP net income (loss) margin (Note 1)		34.8%	(8.6)%	2.9%

Sales volume of biodiesel	tons	51,761	56,063	63,290
Average selling price of biodiesel	RMB/ton	5,512	5,092	4,003
Sales volume of biodiesel by-products	tons	6,074	6,025	5,888
Average selling price of biodiesel by-products	RMB/ton	7,824	4,921	3,289

Note 1:	GAAP represents Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP” or “GAAP”) in this announcement. All non-GAAP measures exclude share-based compensation expenses. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of management’s use of non-GAAP information set forth elsewhere in this press release.
Note 2:	Translation from RMB into US$ at RMB6.8329 to US$1.00, see “Currency Convenience Translation” below.
Note 3:	Gross profit margin, operating profit margin and net income margin represent gross profit, operating profit and net income, respectively, divided by revenues.

“The impact of the global economic slowdown, falling world oil prices and contraction in China’s industrial production made for a very challenging environment during the first quarter and this was reflected in Gushan’s results ,” said Jianqiu Yu, Chairman and Principal Executive Officer of Gushan. “While the global economic outlook remains uncertain, there are some signs that industrial activity in China is recovering and we believe that Gushan’s position as one of China’s leading biodiesel producers, strong financial position and strong customer and supplier relationships leave it well-positioned to benefit from any economic improvement.”

Financial Results for the First Quarter 2009

Revenues

The Company’s revenues amounted to RMB272.7 million (US$39.9 million) for the first quarter of 2009, representing a decrease of 18.1% from RMB332.9 million for the first quarter of 2008 and a decrease of 13.5% from RMB315.1 million for the fourth quarter of 2008. The decreases in revenues on both a year-to-year basis and a sequential quarterly basis were mainly due to a decrease in average selling prices of both biodiesel and biodiesel by-products and a slight decrease in sales volume of the Company’s biodiesel by-products.

The sales volume of biodiesel amounted to 63,290 tons for the first quarter of 2009, representing an increase of 22.3% from 51,761 tons for the first quarter of 2008 and an increase of 12.9% from 56,063 tons for the fourth quarter of 2008.

The average selling price of biodiesel was RMB4,003 (US$585.8) per ton for the first quarter of 2009, representing a decrease of 27.4% from RMB5,512 per ton for the first quarter of 2008 and a decrease of 21.4% from RMB5,092 per ton for the fourth quarter of 2008.

The sales volume of biodiesel by-products amounted to 5,888 tons for the first quarter of 2009, representing a decrease of 3.1% from 6,074 tons for the first quarter of 2008, and a decrease of 2.3% from 6,025 tons for the fourth quarter of 2008.

The average selling price of biodiesel by-products was RMB3,289 (US$481.3) per ton for the first quarter of 2009, representing a decrease of 58.0% from RMB7,824 per ton for the first quarter of 2008 and a decrease of 33.2% from RMB4,921 per ton for the fourth quarter of 2008.

The year-to-year increase in the sales volume of biodiesel was mainly due to the commencement of production at the Company’s Shanghai plant in June 2008 which added an additional 50,000 tons to the Company’s annual biodiesel production capacity. The sequential quarterly increase in sales volume was principally attributed to the fact that Fujian Gushan Biodiesel Energy Co., Ltd. (“Fujian Gushan”), Sichuan Gushan Vegetable Fat Chemistry Co., Ltd. (“Sichuan Gushan”) and Handan Gushan Bio-Sources Energy Co., Ltd. (“Handan Gushan”) each had resumed production after having suspended production for a few weeks in November and December 2008 due to repairs and maintenance.

The year-to-year and sequential quarterly decrease in the average selling price of biodiesel was principally attributed to a decline in the market price of diesel in China which commenced in the fourth quarter of 2008 and continued throughout the first quarter of 2009 resulting from a significant decrease in global oil prices and to the rapid contraction of China’s industrial production amid the global financial crisis.

The overall decreases in sales volume of biodiesel by-products on both a year-to-year basis and a sequentially quarterly basis were mainly due to decreased sales volumes of erucic acid and erucic amide produced by Sichuan Gushan resulting from the lower amount of rapeseed content in the feedstock used at the Sichuan plant. The decreases were partly offset by the increased sales volumes of glycerine and plant asphalt contributed by Beijing Gushan Bio-sources Energy Co., Ltd. (“Beijing Gushan”) and Shanghai Gushan Bio-Energy Technologies Co. Ltd. (“Shanghai Gushan”), as both companies commenced operations in 2008.

The average selling prices of all biodiesel by-products decreased individually on both a year-to-year basis and a sequential quarterly basis as a result of a rapid decline in market prices of raw materials in the chemical industry caused by China’s slowing economy.

Cost of Revenues

Cost of revenues for the first quarter of 2009 totaled RMB245.0 million (US$35.9 million), representing an increase of 26.4% from RMB193.8 million for the first quarter of 2008 and a decrease of 1.7% from RMB249.3 million for the fourth quarter of 2008. This increase on year-to-year basis was principally attributable to increases in the Company’s production volume and in overall average unit costs for vegetable oil offal and used cooking oil. The decrease of cost of revenues on a sequential quarterly basis was principally due to the decrease in the overall average unit cost of feedstock.

Overall average unit cost of feedstock, which mainly comprised used cooking oil and vegetable oil offal, amounted to RMB2,430 (US$355.6) per ton in the first quarter of 2009, representing an increase of 6.2% from RMB2,288 per ton in the first quarter of 2008 and a decrease of 10.1% from RMB2,704 in the fourth quarter of 2008. The year-to-year increase in costs of feedstock was caused by the increase in the Company’s suppliers’ costs which are primarily affected by general cost inflation, particularly in labor and transportation, in China, as well as a general increase in prices charged by its suppliers. The decrease in costs of feedstock on a sequential quarterly basis resulted from the Company’s efforts in negotiating for price reductions with its suppliers.

Gross Profit

The Company’s gross profit for the first quarter of 2009 totaled RMB27.7 million (US$4.1 million), representing a decrease of 80.1% from RMB139.1 million for the first quarter of 2008 and a decrease of 57.8% from RMB65.8 million for the fourth quarter of 2008. The Company’s gross profit margin decreased to 10.2% for the first quarter of 2009 from 41.8% for the first quarter of 2008 and 20.9% for the fourth quarter of 2008. On a year-to-year basis, the average unit costs of the Company’s raw materials increased by 6.2% while the average selling prices of its biodiesel and biodiesel by-products decreased by 27.4% and 58.0%, respectively. On a sequential quarterly basis, although the average unit costs of the Company’s raw materials decreased by 10.1%, the average selling prices of its biodiesel and biodiesel by-products decreased at a higher rate of 21.4% and 33.2%, respectively. Both trends accounted for the decrease in the Company’s gross margin.

Research and Development Expenses

Research and development expenses totaled RMB0.4 million (US$0.1 million) in the first quarter of 2009, representing a slight decrease compared to RMB0.5 million for the first quarter of 2008 and RMB1.0 million for the fourth quarter of 2008.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the first quarter of 2009 totaled RMB25.6 million (US$3.7 million), representing an increase from RMB16.2 million for the first quarter of 2008 and a decrease from RMB32.8 million for the fourth quarter of 2008.

The overall increase on a year-to-year basis was mainly due to increases in share-based compensation and professional fees. Share-based compensation for the first quarter of 2009 amounted to RMB10.3 million (US$1.5 million), representing an increase from RMB4.5 million for the first quarter of 2008, as a result of the share options granted in March 2008, September 2008 and January 2009. Professional fees totaled RMB4.9 million (US$0.7 million), representing an increase from RMB1.7 million in the first quarter of 2008, as a result of additional legal, auditing and other professional services required in connection with the Company’s expanded operations in China during 2008 and compliance with U.S. regulatory requirements.

The overall decrease on a sequential quarterly basis was mainly due to the decrease in staff costs which amounted to RMB4.6 million (US$0.7 million) for the first quarter of 2009, compared to RMB12.2 million for the fourth quarter of 2008. Staff costs in the fourth quarter of 2008 were higher than staff costs in the first quarter of 2009 primarily resulting from the issuance of a year-end bonus of RMB7.4 million (US$1.1 million) to all levels of employees in the fourth quarter of 2009.

Other Income (Expense)

Interest income for the first quarter of 2009 amounted to RMB1.0 million (US$0.2 million), representing a decrease from RMB11.0 million for the first quarter of 2008 and a decrease from RMB4.7 million from the fourth quarter of 2008. The decreases on both a year-to-year basis and a sequential quarterly basis were mainly due to decrease in interest rates for cash deposited in commercial banks.

The Company incurred a foreign currency exchange gain of RMB58,000 (US$8,000) for the first quarter of 2009, compared to a foreign currency exchange loss of RMB3.3 million for the first quarter of 2008 and a foreign currency exchange loss of RMB56.3 million for the fourth quarter of 2008. The foreign currency exchange loss incurred in 2008 primarily resulted from the depreciation of the Company’s foreign currency holdings in NZ$ and Euro against US$ in 2008. In October 2008, the Company converted all of its cash deposits in NZ$ and Euro to US$. The Company does not currently hold cash balances in currencies other than in RMB, HK$ and US$ and does not expect to do so in the foreseeable future.

Income Tax Expense

Income tax expense principally comprised Enterprise Income Tax (“EIT”) and a provision for dividend withholding tax during the current and comparative periods.

EIT for the first quarter of 2009 amounted to RMB4.1 million (US$0.6 million), representing a decrease from RMB14.1 million for the first quarter of 2008 and a decrease from RMB11.4 million for the fourth quarter of 2008. The decrease in EIT on both a year-to-year and a sequential quarterly basis was mainly due to the decreases in earnings before income tax contributed by Fujian Gushan, Sichuan Gushan and Handan Gushan. Beijing Gushan and Shanghai Gushan are exempted from EIT for the year ended December 31, 2008 and the year ending December 31, 2009.

In addition, the new enterprise income tax law (“New EIT Law”) which came into effect from January 1, 2008 also imposes a 10% withholding tax for dividends distributed by a foreign-invested enterprise to its immediate holding company outside the PRC beginning on January 1, 2008. Since the Company’s PRC subsidiaries are invested by immediate foreign holding companies, the Group is subject to withholding tax for earnings accumulated beginning on January 1, 2008. Under the Arrangement between the Mainland of China and Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion, Hong Kong tax residents which hold 25% or more of the equity interest in a PRC enterprise are entitled to a reduced withholding rate of 5%. All of the Group’s foreign-invested enterprises are directly held by Hong Kong tax residents. Accordingly, a rate of 5% is applicable to the calculation of withholding tax for these companies. The Company has made provisions of RMB1.0 million (US$0.1 million) for the first quarter of 2009, RMB3.0 million for the fourth quarter of 2008 and RMB5.4 million for the first quarter of 2008 in respect of withholding tax which included, among others, mainly the dividend withholding tax. The decreases in withholding tax on both a year-to-year and a sequential quarterly basis were mainly due to the decreases in net income after income tax contributed by Fujian Gushan, Sichuan Gushan, Handan Gushan, Beijing Gushan and Shanghai Gushan.

Net Income (Loss)

The Company’s net loss amounted to RMB2.3 million (US$0.3 million) for the first quarter of 2009, compared to a net income of RMB111.2 million for the first quarter of 2008 and a net loss of RMB37.7 million for the fourth quarter of 2008.

Net income excluding share-based compensation expenses (non-GAAP) amounted to RMB8.0 million (US$1.2 million) for the first quarter of 2009, compared to a net income of RMB115.7 million for the first quarter of 2008 and a net loss of RMB27.0 million for the fourth quarter of 2008.

Financial Condition

As of March 31, 2009, the Company had working capital of RMB708.5 million (US$103.7 million), reflecting total current assets of RMB935.1 million (US$136.9 million) and total current liabilities of RMB226.6 million (US$33.2 million). Of the total current assets, the Company had RMB837.4 million (US$122.6 million) in cash, represented by RMB356.3 million, HK$55.2 million and US$1.4 million deposited in licensed commercial banks in the PRC and HK$4.3 million and US$61.3 million deposited in licensed commercial banks in Hong Kong. Up to the date of this announcement, the Company does not have any positions or commitments in respect of structured financial products.

On March 5, 2009, the Company declared a cash dividend of RMB0.160 (US$0.023) per ordinary share of the Company, or RMB0.320 (US$0.047) per ADS in respect of the year ended December 31, 2008. The cash dividend will be paid in US$ on or before May 30, 2009, resulting in an expected cash outflow of RMB26.7 million (US$3.9 million).

Recent Events

In March 2009, the Beijing plant’s additional production facilities commenced production, adding 50,000 tons to the Company’s annual biodiesel production capacity. As a result, these additional facilities doubled the total biodiesel production capacity of the Beijing plant from 50,000 tons to 100,000 tons.

Since April 2009, the Fuzhou municipal government has been performing road maintenance near the Fujian plant which is expected to last until July 31, 2009. Such road maintenance has resulted in restricted access to the Fujian plant by the Company’s suppliers and customers. As a result, the Company has suspended operations at the Fujian plant since April 19, 2009 and expects the suspension to last for a few more weeks during the course of such road maintenance.

In May, 2009, Shanghai Gushan has obtained a Comprehensive Utilization of Resources Verification Certificate (“Certificate”) and is currently in the process of applying for a Value-added Tax (“VAT”) refund and reduction in taxable income. An enterprise must obtain this Certificate before it may apply for (i) a VAT refund pursuant to the Policies for Products Generated from Comprehensive Utilization of Resources (Cai Shui [2008] No. 156), a circular on VAT jointly issued by the PRC State Administration of Taxation (“PRC SAT”) and Ministry of Finance on December 9, 2008, which stipulated that a VAT refund upon levy would be applicable to enterprises that produce biodiesel by making use of wasted animal oil or plant oil to the extent of not less than 70% as their raw materials, and (ii) a 10% reduction in taxable income pursuant to article 33 of the New EIT Law issued on March 16, 2007 and article 99 of the Implementation Rules on Enterprise Income Tax Law issued on December 6, 2007 and the relevant circulars on Comprehensive Utilization of Resources EIT Incentive (Cai Shui [2008] No. 47 and Cai Shui [2008] No. 117), which stipulated that enterprises that make use of wasted biomass oil or wasted lubricant as 100% of their raw materials can be entitled to a 10% reduction in taxable income. As of the date of this results announcement, each of Beijing Gushan, Fujian Gushan, Sichuan Gushan and Handan Gushan has applied for, but not yet obtained, this Certificate.

The PRC government introduced three new regulations in relation to consumption tax rates to be levied on diesel products which took effect on January 1, 2009. Measures introduced under these new regulations include, among others, increases in consumption tax on various refined oil products, including diesel. Pursuant to these regulations, consumption tax on diesel products levied on diesel producers would increase from RMB0.10 per liter to RMB0.80 per liter. Prior to January 1, 2009, biodiesel products, which are produced from animal and vegetable fats and oils, were specifically exempted from consumption tax. The new regulations redefined diesel products that are subject to consumption tax. Under the new regulations, biodiesel that is processed from diesel or predominately mixed with diesel would be subject to consumption tax. The Company has expressed its view to the State Administration of Taxation of Fujian Province (“Fujian SAT”) that its biodiesel products, which are produced from used cooking oil, vegetable oil offal and jatropha oil, should not be subject to such consumption tax. The Company has been informed that the Fujian SAT and Fujian Municipal Finance Bureau have jointly issued a written proposal to the PRC SAT, requesting for a specific exclusion of biodiesel products, that do not contain diesel content, from paying consumption tax. However, the PRC SAT has not replied to this proposal as of the date of this results announcement. The Company did not pay consumption tax for its sales of biodiesel products during the first quarter of 2009. Due to ambiguity surrounding the application of the consumption tax, there can be no assurance that the Company’s biodiesel products are not subject to consumption tax under the new regulations. Based on the Company’s internal estimates, the Company sold approximately 64.6 million liters of biodiesel as a refined oil product during the three months ended March 31, 2009. If the PRC SAT later determines that the Company’s biodiesel products are subject to such consumption tax and the Company is taxed for its sales of biodiesel products as from January 1, 2009, the Company would be required to pay significant amounts of consumption tax and its business, results of operations and financial condition could be materially and adversely affected.

Business Outlook for Fiscal Year 2009

Gushan currently operates five production facilities, located in Sichuan, Handan, Fujian, Beijing and Shanghai in China, with an annual total biodiesel capacity of 340,000 tons, or approximately 102 million gallons. The Company’s new plants in Chongqing and Hunan (each with annual total biodiesel capacity of 30,000 tons, or approximately 9 million gallons) are targeted to begin production in the second quarter of 2009. The Company also targets to increase its total biodiesel production capacity by 50,000 tons, or approximately 15 million gallons, by increasing the Shanghai plant’s production capacity, which is targeted to take place in the third quarter of 2009. As a result, the Company targets to achieve a total annual biodiesel production capacity of 450,000 tons, or approximately 135 million gallons, by the end of 2009. Gushan is also constructing a new plant near the existing Sichuan production facility. The new plant will be dedicated to use inedible oil such as jatropha oil as its raw materials and is targeted to commence production in the first half of 2010 with an annual biodiesel production capacity of 50,000 tons.

The Company has continued to closely monitor the factors affecting its gross margins. Due to the significant drop in world oil prices commencing in the fourth quarter of 2008 and the slowdown of the Chinese economy as a result of the global financial crisis, both factors of which the Company believes have adversely affected the market prices for diesel in China, the average selling prices for the Company’s biodiesel continued to decrease through the fourth quarter 2008 and the first quarter of 2009. Although the Company was able to reduce its raw material prices through negotiations with its suppliers, the rate of the decrease in the Company’s selling prices for biodiesel during these periods have outpaced the rate of the reduction in raw material costs. As a result, the Company’s gross margins continued to decline during the first quarter of 2009. However, towards the end of the first quarter of 2009, diesel prices in China which affect the selling prices of the Company’s biodiesel, appears to be stabilizing. The Company expects that the recovery of diesel prices will follow any recovery of world oil prices and the Chinese economy. Meanwhile, the Company will continue to seek further price reductions with raw material suppliers in order to improve gross margins and profitability. Overall, the Company expects 2009 to be a challenging year for its business operations. Given the uncertain macro environment as a result of the global financial crisis, Gushan will continue to closely monitor its market situation and will make changes to its expansion plans if necessary.

Interim Financial Statements

The unaudited condensed consolidated statements of operations, balance sheets and cash flow statements accompanying this press release have been prepared by management using U.S. GAAP. These interim financial statements are not intended to fully comply with U.S. GAAP because they do not present all of the disclosures required by U.S. GAAP. The December 31, 2008 balance sheet was derived from audited consolidated financial statements of the Company.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this earnings release, made solely for the purpose of reader’s convenience, is based on the H.10 statistical release of the Federal Reserve Board as of March 31, 2009, which was RMB6.8329 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at such rate, or at any other rate. The percentages stated in this earnings release are calculated based on Renminbi.

Conference Call

Gushan’s management will hold its first quarter 2009 earnings conference call at 8:30 am U.S. Eastern Time (8:30 pm Beijing / Hong Kong Time) on May 15, 2009.

Dial-in details for the earnings conference call are as follows:

US Toll Free: 1. 800.901.5218

US Toll for International Callers: 1.617. 786.4511

Hong Kong Toll: 852.3002.1672

Hong Kong Toll Free: 800.96.3844

China Toll Free: 10.800.130.0399

UK Toll Free: 00.800.280.0200.2

UK Toll for International Callers: 44.207.365.8426

Passcode for all regions: 57757506

A replay of the call will be available on the same day at 11:00 a.m. U.S. Eastern Time (or 11:00 p.m. Hong Kong Time) until May 22, 2009 and may be accessed by phone at the following numbers.

US Toll Free: 1.888.286.8010

US Toll for International Callers: 1.617.801.6888

Passcode for all regions: 89043568

In addition, a live and archived webcast of this conference call will be available on the Investor Relations section of Gushan’s website at www.chinagushan.com.

About Gushan Environmental Energy Limited

Gushan is the largest biodiesel producer in China, as measured by annual production capacity and one of the largest biodiesel producers in Asia, as measured by nominal capacity, according to a report by Frost & Sullivan, a market research and consulting firm, dated May 23, 2008. The company produces biodiesel, a renewable, clean-burning and biodegradable fuel, primarily from vegetable oil offal and used cooking oil, and by-products from biodiesel production, including glycerine, plant asphalt, erucic acid and erucic amide. Gushan sells biodiesel directly to users, such as marine vessel operators, as well as to petroleum wholesalers and individual retail gas stations. The company currently operates five production facilities in the Sichuan, Hebei, Fujian provinces and Beijing and Shanghai with a combined annual production capacity of 340,000 tons.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its production capacities, its future business development, and its beliefs regarding its production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including on Form 20-F, as amended. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About Non-GAAP Financial Measures

To supplement Gushan’s consolidated financial results presented in accordance with U.S. GAAP, Gushan uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation, basic and diluted net income per ADS excluding share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP measures to non-GAAP measures” set forth at the end of this release.

Gushan believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation that may not be indicative of its operating performance from a cash perspective. Gushan believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. Gushan computes its non-GAAP financial measures using the same consistent method from quarter to quarter. Gushan believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income excluding share-based compensation, and basic and diluted earnings per share and per ADS excluding share-based compensation is that these non-GAAP measures exclude share-based compensation that has been and will continue to be for the foreseeable future a significant recurring expense in its business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures to non-GAAP financial measures.

- FINANCIAL TABLES TO FOLLOW -

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts expressed in thousands, except per share data and number of shares)

	Three Months Ended
	March 31, 2008	December 31, 2008	March 31, 2009
	RMB	RMB	RMB	US$
Revenues	332,854	315,136	272,741	39,916
Cost of revenues	(193,770)	(249,340)	(245,001)	(35,856)

Gross profit	139,084	65,796	27,740	4,060

Operating expenses
Research and development	(454)	(1,043)	(442)	(65)
Selling, general and administrative	(16,154)	(32,801)	(25,607)	(3,747)

Total operating expenses	(16,608)	(33,844)	(26,049)	(3,812)

Income from operations	122,476	31,952	1,691	248

Other income (expense):
Interest income	10,952	4,710	1,034	151
Foreign currency exchange gains (losses), net	(3,300)	(56,275)	58	8
Other income (expense), net	500	(3,692)	(17)	(2)

Earnings (loss) before income tax	130,628	(23,305)	2,766	405
Income tax expense	(19,458)	(14,391)	(5,083)	(744)

Net income (loss)	111,170	(37,696)	(2,317)	(339)

Net income (loss) per ordinary share
- Basic	0.666	(0.226)	(0.014)	(0.002)
- Diluted	0.664	(0.226)	(0.014)	(0.002)
Net income (loss) per ADS
- Basic	1.332	(0.452)	(0.028)	(0.004)
- Diluted	1.328	(0.452)	(0.028)	(0.004)
Weighted average ordinary shares outstanding
- Basic	166,831,943	166,831,943	166,831,943	166,831,943
- Diluted	167,440,885	166,831,943	166,831,943	166,831,943
Weighted average ADS outstanding
- Basic	83,415,972	83,415,972	83,415,972	83,415,972
- Diluted	83,720,443	83,415,972	83,415,972	83,415,972
Share-based compensation expense included in:-
Cost of revenues	62	610	718	105
Research and development expenses	3	44	168	25
Selling, general and administrative expenses	4,482	10,075	9,384	1,373

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEETS

(Amounts expressed in thousands)

	December 31, 2008	March 31, 2009
	RMB	RMB	US$
ASSETS
Current assets:
Cash	963,228	837,391	122,553
Accounts receivable	12,926	9,394	1,375
Inventories	59,246	53,529	7,834
Prepaid expenses and other current assets	10,227	13,632	1,995
Income tax receivable	13,501	19,737	2,888
Deferred tax assets	1,206	1,449	212

Total current assets	1,060,334	935,132	136,857

Property, plant and equipment, net	1,451,533	1,600,694	234,263
Land use rights	84,101	83,996	12,293
Deferred tax assets	4,568	4,156	608
Other assets	3,500	3,354	491

Total assets	2,604,036	2,627,332	384,512

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	3,345	6,089	891
Accounts payable for property, plant and equipment	105,842	129,677	18,978
Accrued expenses and other payables	61,969	54,328	7,951
Income tax payable	14,108	9,875	1,445
Dividend payable	—	26,693	3,907

Total current liabilities	185,264	226,662	33,172

Deferred tax liabilities	21,951	22,786	3,335
Income tax payable	5,500	5,800	849
Other non-current liabilities	13,551	12,988	1,901

Total liabilities	226,266	268,236	39,257

Shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	1,475,669	1,485,939	217,468
Accumulated other comprehensive loss	(47,359)	(47,293)	(6,922)
Retained earnings	949,459	920,449	134,709

Total shareholders’ equity	2,377,770	2,359,096	345,255

Total liabilities and shareholders’ equity	2,604,036	2,627,332	384,512

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands)

	Three Months Ended
	March 31, 2008	December 31, 2008	March 31, 2009
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net income (loss)	111,170	(37,696)	(2,317)	(339)
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	4,547	10,729	10,270	1,503
Depreciation	14,652	23,102	23,966	3,507
Land use rights expense	224	340	350	51
Loss on disposal of property, plant and equipment	—	57	44	7
Foreign currency exchange loss (gain), net	3,300	56,275	(58)	(8)
Deferred tax expense	5,692	(3,520)	1,004	147
Change in assets and liabilities
Accounts receivable	(4,127)	7,772	3,532	517
Inventories	(5,160)	864	5,717	837
Prepaid expenses and other current assets	(473)	196	(3,400)	(498)
Income tax receivable	(1,642)	(4,936)	(6,236)	(913)
Accounts payable	3,559	(1,851)	2,744	402
Accrued expenses and other payables	(630)	3,274	(7,641)	(1,118)
Income tax payable	(3,063)	1,754	(3,933)	(576)
Other non-current liabilities	(599)	(564)	(564)	(82)
Other assets	155	146	146	21

Net cash provided by operating activities	127,605	55,942	23,624	3,458

Cash flows from investing activities
Purchase of property, plant and equipment	(246,453)	(226,582)	(149,365)	(21,860)
Proceeds from disposal of property, plant and equipment	—	—	30	4
Payments for land use rights	(12,745)	(21,209)	(248)	(36)

Net cash used in investing activities	(259,198)	(247,791)	(149,583)	(21,892)

Cash flows from financing activities
Payments for expenses related to Initial Public Offering	(7,950)	—	—	—

Net cash used in financing activities	(7,950)	—	—	—

Effect of foreign exchange rate changes on cash	(33,240)	(57,232)	122	18

Decrease in cash	(172,783)	(249,081)	(125,837)	(18,416)
Cash at beginning of period	1,380,735	1,212,309	963,228	140,969

Cash at end of period	1,207,952	963,228	837,391	122,553

GUSHAN ENVIRONMENTAL ENERGY LIMITED

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(Amounts expressed in thousands, except per share data)

	Three Months Ended
	March 31, 2008	December 31, 2008	March 31, 2009
	RMB	RMB	RMB	US$
GAAP net income (loss)	111,170	(37,696)	(2,317)	(339)
Share-based compensation	4,547	10,729	10,270	1,503

Non-GAAP net income (loss)	115,717	(26,967)	7,953	1,164

GAAP net income (loss) per ADS - Basic	1.332	(0.452)	(0.028)	(0.004)
Share-based compensation per ADS - Basic	0.055	0.129	0.123	0.018

Non-GAAP net income (loss) per ADS - Basic	1.387	(0.323)	0.095	0.014

GAAP net income (loss) per ADS - Diluted	1.328	(0.452)	(0.028)	(0.004)
Share-based compensation per ADS - Diluted	0.054	0.129	0.123	0.018

Non-GAAP net income (loss) per ADS - Diluted	1.382	(0.323)	0.095	0.014